UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Delta Air Lines, Inc.

(Name of Issuer)

Common Stock

Par value $0.0001 per share

(Title of Class of Securities)

247361702

(CUSIP Number)

Air Line Pilots Association, International

1625 Massachusetts Ave, N.W.

Washington, DC 20036

Attn: Jalmer D. Johnson

(703) 689-2270

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 5, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box[ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No: 247361702 13D
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Air Line Pilots Association, International
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS SC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington, D.C.
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER Less than One Percent (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER Less than One Percent (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Less than One Percent (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than One Percent (See Item 5)
14	TYPE OF REPORTING PERSON OO

Item 1.	Security and Issuer.

This Amendment No. 2 (the “Second Amendment”) amends the initial Schedule 13D (the “Schedule 13D”) filed on November 10, 2008, with the Securities and Exchange Commission (the “SEC”), as amended by Amendment No. 1 (the “First Amendment”) filed on November 12, 2008, by the Air Line Pilots Association, International (the “Reporting Person”), with respect to the common stock, par value $0.0001 per share (“Common Stock”), of Delta Air Lines, Inc. (“Delta” or the “Issuer”). Capitalized terms used but not otherwise defined in this Second Amendment have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of the Transaction.

The information set forth under Item 5 of this Second Amendment is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

Delta has recalculated the aggregate number of Pilot Shares to be 49,619,919 shares (compared to 49,556,492 shares previously reported). At the close of business on March 5, 2009, the Reporting Person ceased to be the beneficial owner of more than five percent of shares of a class of securities covered by the Schedule 13D. At that time, Delta distributed in kind approximately 98% of the Pilot Shares (48,582,301 shares of Common Stock, representing approximately 6.9% of the outstanding Common Stock based on information provided by Delta) to the individual Eligible Pilots pursuant to an allocation formula agreed to by Delta and ALPA. The Pilot Shares were distributed to the benefit plan accounts of the Eligible Pilots to the extent permitted by law and any remainder was distributed directly to Eligible Pilots. In addition, the Eligible Pilots will also have the right to receive a pro rata distribution of the remaining approximately 2% of the Pilot Shares (approximately 1,037,618 shares of Common Stock), after any adjustments for distribution errors and any sale or distribution of Pilot Shares for the payment of certain incurred related expenses by ALPA.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AIR LINE PILOTS ASSOCIATION, INTERNATIONAL

 /s/ Jonathan A. Cohen

Name: Jonathan A. Cohen

Title:   Acting General Manager